January 17, 2024

BY CERTIFIED MAIL

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Division of Corporation Finance

Office of Real Estate & Construction

Attention:    Jeffrey Lewis

    Kristina Marrone

Mayer Brown LLP

700 Louisiana Street

Suite 3400

Houston, Texas 77002-2730

Main Tel +1 713 238 3000

Main Fax +1 713 238 4888

www.mayerbrown.com

Robert F. Gray

Direct Tel (713) 238-2600

Direct Fax (713) 238-4600

rgray@mayerbrown.com

Re: San Juan Basin Royalty Trust Form 10-K for the fiscal year ended December 31, 2022 Form 10-K/A for the fiscal year ended December 31, 2022 File No. 001-08032

Ladies and Gentlemen:

This letter is submitted on behalf of San Juan Basin Royalty Trust (the “Trust”) in response to comments raised by the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) in the Staff’s letter to Mr. Ross Durr with the Trust, dated January 4, 2024. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the letter. For your convenience, your comments have been reproduced below, together with the responses of the Company.

Form 10-K/A for the fiscal year ended December 31, 2022

Exhibit 32, page 1

1. We note your response to our prior comment and revised certification that was filed in the Form 10-K/A on December 11, 2023. As previously requested, please file a full amendment with certifications that are currently dated and refer to the Form 10-K/A.

Response:

In response, the Company will file a full amendment with the corrected certifications. The amendment will include the following explanatory note:

San Juan Basin Royalty Trust (the “Trust”) filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Original 10-K”) with the Securities and Exchange Commission (“SEC”) on March 31, 2023. The Trust filed the Amendment No. 1 to the Original 10-K solely for the purpose of filing a revised certification required by Rule 13a-14(b) with the SEC on December 11, 2023. The Trust is now filing this Amendment No. 2 to the Original 10-K for the purpose of filing a full amendment with certifications that are currently dated.

Please direct your questions or additional comments to me by phone at 713-238-2600 or via email at rgray@mayerbrown.com. In addition, please provide via facsimile transmission any additional written comments you may have to me at 713-238-4600. Thank you for your assistance.

Very truly yours,

Robert F. Gray
RFG